P.E. 3/31/04

1-10869

UQM Technologies, Inc.

05058620


UQM

Annual Report 2005

UQM Technologies, Inc. is a developer and manufacturer of power dense, high efficiency electric motors, generators and power electronic controllers for the automotive, aerospace, medical, military and industrial markets. A major emphasis of the Company is developing products for the alternative energy technologies sector including power systems for battery, hybrid and fuel cell electric vehicles, 42-volt under-the-hood power accessories and other vehicle auxiliaries and distributed power generation applications. The Company's headquarters, engineering and product development center and motor manufacturing operations are located in Frederick, Colorado. For more information on the Company, please visit our worldwide web site at www.uqm.com.

Our Mission

To improve the capability, performance and energy efficiency of our customers' products by providing them with technologically advanced electric power systems and components - motors, generators and power electronic controllers - that are cost effective, reliable and of superior quality, creating a competitive advantage for them and a cleaner environment for life on our planet.

Financial Highlights

SUMMARY FINANCIAL DATA

(in thousands of dollars, except per share amount)

	Year ended March 31,	
	2005	2004
Sales	$ 4,763	5,041
Gross Profit	273	865
Research and Development	172	461
Loss From Continuing Operations	(1,815)	(1,422)
Discontinued Operations	(54)	(3,365)
Net Loss	(1,869)	(4,787)
Net Loss Per Common Share		
Continuing Operations	(.09)	(.07)
Discontinued Operations	-	(.18)

	March 31, 2005	March 31, 2004
Cash and Short-term Investments	$ 7,987	3,006
Working Capital	8,789	3,973
Total Term Debt	946	1,072

This Report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements appear in a number of places in this Report and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things the development of markets for our products; the adequacy of our cash balances and liquidity to meet future operating needs, and our ability to issue equity or debt securities; and the effect of legal actions and claims that we are involved in. Important Risk Factors that could cause actual results to differ from those contained in the forward-looking statements are contained in our Form 10-K for the fiscal year ended March 31, 2005 filed May 27, 2005 which is available through our website at uqm.com or at sec.gov.

TO OUR SHAREHOLDERS

We had a very positive fiscal year 2005, making significant progress in developing and providing our proprietary products to both existing as well as new customers. The business climate continues to be strong, particularly in the markets we serve. Most importantly, we have finally seen the emergence of a vibrant and growing hybrid electric vehicle market. The majority of on-road, off-road and military vehicle makers, as well as their major drive train suppliers, have launched serious programs to accelerate the adoption of electric power in their products. This is clearly the time for our Company to aggressively pursue these opportunities and modify our strategy to make selective investments in programs and product developments that are likely to lead to volume production. There are a number of factors that support this change in direction.



William G. Rankin

Hybrid vehicles are meeting with success in the marketplace, led by Toyota's Prius and Honda's Insight, Civic and Accord hybrid electric automobiles, and there are more on the way. Recent hybrid vehicle introductions have better performance than their conventional counterparts, while consuming less fuel. For example, the new Honda Accord hybrid has 255 hp, does 0 to 60 in 6.5 seconds and achieves 37 miles per gallon on the highway compared to the conventional Accord, which has 240 hp, does 0 to 60 in 7.5 seconds and gets 30 miles per gallon on the highway.

Our customers are getting much more serious about the electrification of their products. Until recently, much of their focus was on funding research projects to determine if our technology would work and could be justified. Many of these projects have been completed and hybrid electric propulsion, as well as vehicle electrification in general, has clearly proven its performance and efficiency advantages.

Our technology has matured in both performance and affordability. We have achieved higher efficiencies and power densities through proprietary designs, sophisticated methods of control, and improved materials and components, including Digital Signal Processors, power devices, magnets, etc. By tapping the buying power of our key customers, we have identified lower cost sources of supply and significantly improved the price competitiveness of our products.

The high cost of energy appears to be here to stay, with little hope that we will see a return to the modest energy prices of the past. Because of tight supplies, ever increasing demand, particularly from India and China, and political instability in many oil-producing countries, we can expect disruptions in availability that will spike prices and increase the demand for fuel-efficient vehicles.

Air pollution continues to be an issue. This is particularly the case for diesel engine powered vehicles, which must meet government-driven Tier 3 and 4 emissions requirements in 2007 and 2010. To reduce air pollution, many diesel powered vehicle makers and their engine suppliers are pursuing electrification solutions including hybrid propulsion, efficient electric under-the-hood auxiliaries and clean on-board power to eliminate diesel idling.

Collectively, these factors are accelerating the adoption of electric power in vehicles. To support our strategy to selectively invest in production likely programs, we completed a follow-on stock offering during our third quarter, which raised our cash balance and strengthened our balance sheet. This improvement in our financial position has given our existing customers, as well as new customers, a higher level of confidence that we have the financial resources to execute their production intent programs. In addition, we have significantly expanded our manufacturing management and production engineering organization and have plans to add additional human resources to meet the growing demands of our customers who are requiring much more comprehensive quoting and production planning. We are taking the steps that we believe are necessary to successfully participate in this potentially large market, and are excited about our growth prospects.

UQM Power Products

UQM Power Products, our motor manufacturing business unit, continued throughout the fiscal year to ship new as well as remanufactured wheelchair motors to Invacare Corporation. It remains our understanding that Invacare is phasing out the wheelchair in which our motor is used, and consequently, we do not expect to receive additional orders for new motors beyond our third fiscal quarter. We do, however, expect to provide replacement motors for years to come.

Production increased on our 1.1 horsepower motor being supplied to Keith Products. This motor system, which includes an integrated electronic controller, is being used to drive a condenser blower in one of Keith's aircraft air conditioning systems. Initial installations are in a military fixed-wing aircraft and we expect that the system will be adopted in a variety of other military and commercial aircraft. Keith Products is currently testing a new UQM® 4.5 hp motor system that includes an integrated electronic controller to drive the compressor in an aircraft air conditioner. We expect that they will place orders for this motor system following successful completion of flight certification testing.

We also increased our shipments throughout the fiscal year of fuel cell compressor drive motors to Ballard Power Systems. These custom-designed motors have been used by Ballard since early 2001 in their fuel cell engines and are in a variety of technology demonstration vehicles from DaimlerChrysler and Ford.

We have been actively pursuing additional applications for our production motors and have generated serious interest with a number of prospective customers, several of whom are currently testing our systems. In addition, we have other motors, generators and controllers under development for a variety of customers serving various markets that we expect to transition into volume production at UQM Power Products.

> *"Our customers are developing new products, our technology is proven and the markets are ready."*

In preparation for our expected production programs, we have added significantly to our manufacturing and production engineering staff. Ron Burton, who joined us last year as Vice President of Operations, has built a solid organization with significant motor industry experience. The new positions that we have filled include a director of manufacturing, a senior quality engineer, a senior designer of low cost motors and a manager of materials and purchasing. This team is dedicated full time to the interaction with their respective counterparts in our customers' organizations which is required in the planning and launch of volume production programs.

Technology Programs

During the fiscal year, we continued to make progress in advancing our technology and developing products for both existing as well as new customers. We received a number of important engineering development contracts and orders for prototype products for both commercial and military applications. These included:

- Motors, generators and controllers for large hybrid electric buses for use at Los Angeles International Airport and the 16th Street Mall in Denver
- Motor/generator and controller systems for Eaton Corporation's heavy duty hybrid electric propulsion system program with the U.S. Department of Energy
- An advanced vehicle for John Deere incorporating UQM's latest technology
- Motors and controllers for under-the-hood auxiliaries for Delphi Corporation, Engineered Machined Products, Inc. and Keith Products, Inc.
- Motors, generators and controllers for additional large "Spinner" Unmanned Ground Combat Vehicles for Carnegie Mellon's Robotics Center
- Motors, generators and controllers for the small "Gladiator" Tactical Unmanned Ground Vehicle for the U.S. Marine Corps.
- Starter/motor/generators for Stewart & Stevenson's FMTV mid-sized truck
- Advanced wheel motors and controllers for military vehicles for the Tank Automotive Command (TACOM)
- An onboard generator for small unmanned military boats for the U.S. Navy
- A DC to AC inverter for stationary power applications for the U.S. Department of Energy

In addition to these new initiatives, we continued our work on a variety of ongoing funded programs for a number of major customers. We are starting the new fiscal year with a healthy backlog of hardware and contract services business and have a significant number of quotes and proposals outstanding.

Summary

The demand for hybrid vehicle technology, specifically electric propulsion systems and under-the-hood auxiliaries, is spreading beyond the automobile market to trucks, buses, as well as off-road and military vehicles. We are well positioned to participate in this emerging market with its breadth of advanced products and established relationships with industry-leading customers. We are also making progress in penetrating existing niche markets where we expect that the superior size, weight, efficiency and performance of our systems will allow us to displace current electric motor suppliers and lead to near-term production programs. We expect to continue to invest the cash proceeds of our recent follow-on offering in the further expansion of our production engineering group and the selective investment in high production potential programs.

Our customers are developing new products, our technology is proven and the markets are ready.

We are excited and optimistic about our future and look forward to reporting our progress in the quarters to come.

May 25, 2005

William G. Rankin
Chairman and Chief Executive Officer

TECHNOLOGY

Our technology base includes a number of proprietary technologies and patents relating to brushless permanent magnet motors, generators and power electronic controllers, together with software code to intelligently manage the operation of our systems. See also "Patents" below.

The typical architecture of a UQM® motor consists of a stator winding employing a high pole count configuration, which allows for high copper utilization (minimizing energy loss and cost) and a hollow rotor upon which powerful rare earth permanent magnets are mounted on the outer circumference. The stator is affixed to an aluminum housing containing a mounting ring and bearings, which allows the rotor to be suspended within the stator. Commutation of the machine is accomplished electronically by sensing the position of the rotor in relation to the stator and intelligently pulsing electrical energy into the stator such that the electric field generated by the stator interacts with the magnetic field of the rotor producing rotational motion ("motor operation"). Conversely, the application of rotational motion to the rotor by an external force results in the generation of electrical power ("generator operation"). UQM® machines can be operated in either a forward or reverse direction of rotation and either in motor or generator mode and can dynamically change from one mode of operation to another in millisecond response time. The hollow design of the rotor permits the packaging of other components such as gears and electromechanical brakes in the interior of the machine. These design features contribute to lower usage of copper and iron and other materials generally (due to smaller package dimensions), reducing manufacturing cost over those for conventional machines of similar power. In addition, the utilization of neodymium-iron-boron ("NdFeB") magnet material in a wide range of consumer devices, such as cell phones, disk drives and medical devices, has dramatically improved the availability, performance and price of this material, allowing us to price our advanced motors and controls competitively with lesser performing conventional motors, which we believe will accelerate the rate of commercialization of our technology.



Three-dimensional motor design software

Attributes of our permanent magnet motor technology include brushless electronic commutation, a relatively large air-gap dimension, the use of powerful rare earth NdFeB magnet material, good heat rejection, low iron content, and low mechanical losses. As a result, UQM® motors have high operating efficiencies (>94 percent), high power density (high power output to weight ratio) and generally have smaller external dimensions and weight for a given power output, improving packageability.


53 kW - intermittent operation
32 kW - continuous operation
Output Torque (Nm)
Motor Speed (RPM)

UQM® system efficiency map

Attributes of our microprocessor-based digital power electronic controllers include high power operation (600 amperes at 400 volts), four-quadrant control (forward/reverse and motoring/generation), reduced switching losses (increasing efficiency, >98 percent), intelligent control and controller area network ("CAN") capability.

In addition, we have developed and patented a method of control embodied in electronic component architecture and software code (Phase Advance Control) which allows UQM® motors to deliver both high output torque at low operating speeds and continuous power at high operating speeds from the same machine. Conventional permanent magnet motor designs are limited to operating at either high torque at low speeds or continuous power at high speeds; but not both. In most vehicle propulsion applications, high torque is required to launch the vehicle from a standing stop, transitioning to high power as the vehicle is accelerated to highway speeds. In conventional internal combustion engine powered vehicles, the transition from high torque to high power is typically accomplished through the multiple gear changes performed by a mechanical transmission. UQM® motors, incorporating phase advance technology, are suited as propulsion drives in electric, hybrid electric and fuel cell electric vehicles due to the ability to power a vehicle from a standing stop to highway speeds without mechanical gear changes, thereby eliminating the size, weight and cost of mechanical transmissions.

We have also developed a technology that allows our permanent magnet motors to achieve a 10 to 1 top speed to base speed ratio (constant power speed ratio or CPSR). This recently developed technology also provides both high torque and high speed capability in the same machine, but at levels greater than that of other motor technology. Many electric motor applications require high torque capability for starting and low speed operation, but must also achieve high speed. For military vehicles, high torque at low speed translates into obstacle and grade climbing capability, while high speed enables pursuit, dash and evasive maneuvers as well as on-road convoy transport. Many commercial applications have similar requirements. Conventional vehicles achieve the high torque required for launch and low end acceleration and the constant power required for high road speed by using a transmission and multiple gear changes. Prior to the performance breakthrough, UQM® systems incorporating phase advance were able to achieve a top speed to base speed ratio of 4 to 1. Electrically propelled vehicles designed around a 4 to 1 limitation sometimes require unwanted gearing and/or have less than desired performance. This has particularly been the case in the more demanding off-highway equipment and military vehicle applications. Providing vehicle developers with electric propulsion systems capable of a top speed to base speed ratio of 10 to 1 overcomes a significant limitation and opens up potential new application opportunities for UQM® systems.


New Peak Power
Old Peak Power
New Continuous Power
Old Continuous Power

PowerPhase™ 100/120 new method of control

We also recently developed a new method of electronic control for our permanent magnet motor and generator systems, which further enhances their performance. The new method of control incorporates sophisticated techniques that extract power from substantially the entire electrical cycle of the motor, resulting in maximized power output and efficiency. These performance enhancements demonstrated an increased peak power output of 33 percent, continuous power output increases of nearly 100 percent and improved system efficiency at various operating points of from 2 to 8 percent. In addition, the new method of control includes enhanced user configurable functionality and increased data transmission and processing speeds, which improve feedback, prognostics and diagnostic capabilities, all of which enhance the durability and functionality of the systems.

Substantially all of our research and development activities are the result of projects contracted with and funded by customers, for which we typically retain intellectual property rights in the resulting technology developed. Customer funded development activities are recorded in our financial statements as contract services revenue and the associated development costs are shown as cost of contract services. For the fiscal years ended March 31, 2005, 2004 and 2003, revenues from customer funded research and development activities were $2,281,427, $2,747,833 and $2,985,639, respectively, and internally funded research and development expenditures were $171,918, $461,223 and $117,735, respectively.

In recent years, we have focused our research and development activities on the development of commercial products and production engineering activities to lower the cost of manufacture, as well as enhance the performance and capability of our systems, as opposed to basic research in the field. We believe our future growth is dependent, in part, on the continued advancement of our technology portfolio and our ability to commercialize our technology in additional product applications and markets. Accordingly, we expect to continue to pursue additional customer funded programs and to selectively invest in internally funded development projects to accomplish these objectives.

DEVELOPMENT AND COMMERCIALIZATION STRATEGY

Our primary focus is incorporating our advanced technology into products aimed at existing commercial markets and emerging markets for electrically propelled vehicles that are expected to experience rapid growth. We operate our business in two segments: 1) technology - which encompasses the further advancement and application of our proprietary motors, generators, power electronics and software; and 2) power products – which encompasses the manufacture of motors and generators.

Our revenue from continuing operations is derived from two principal sources: 1) funded contract research and development services performed for strategic partners, customers and the U.S. government directed toward either the advancement of our proprietary technology portfolio or the application of proprietary technology to customers' products; and 2) the manufacture and sale of products engineered by us.

Our objective is to leverage our technology base and name recognition to develop and manufacture products for our customers that are superior in performance at competitive prices for sale into both existing commercial markets and potentially large emerging markets. To this end, we have initially focused our attention on four market areas which we believe have significant growth potential: 1) electric propulsion systems, generators and power electronic controllers for electric, hybrid electric and fuel cell electric vehicles; 2) electric propulsion systems and electronic controllers for small commercial vehicles; 3) vehicle auxiliaries including under-the-hood power accessories; and 4) distributed power generation products.

Today there are numerous well-established markets for products that incorporate electric motors, generators and power electronic controllers that are targets for replacement by our advantaged systems. Examples of existing vehicle markets that we believe present opportunities for the commercialization of our proprietary technology include electric wheelchairs, golf carts, forklift trucks and other warehouse vehicles, aircraft tugs, commercial floor cleaning equipment and other similar markets where the product application generally requires high torque and variable speed operation. In addition, there are many existing commercial products that may benefit from replacing their current motors, generators and/or power electronic controllers with smaller, lighter weight and more efficient UQM® systems. One particular market of significance is the aerospace industry where we are currently manufacturing air conditioning fans and are pursuing additional applications including compressors, auxiliary power units and other aircraft motor-driven systems.

"Our objective is to leverage our technology base and name recognition to develop and manufacture products for our customers that are superior in performance at competitive prices for sale into both existing commercial markets and potentially large emerging markets"

Examples of emerging markets include hybrid electric vehicles and, further in the future, hydrogen powered fuel cell electric vehicles. The market for hybrid electric vehicles has recently begun to emerge propelled by the success of the Toyota Prius hybrid electric passenger automobile, which was named Motor Trend Magazine's "Car of the Year" for 2004, and is currently being manufactured at volumes of 15,000 vehicles per month. Other hybrid electric passenger vehicles available for purchase by consumers in the United States include Honda's Insight, Civic and Accord passenger vehicles and the Ford Escape and Lexus RX400h sport utility vehicles. Nearly all of the hybrid electric propulsion systems for the automotive vehicle market are being provided by the OEMs themselves, or by a limited number of large Tier 1 suppliers. Although we believe that there are opportunities for the application of our technology in the automobile market, it is likely that the OEMs and their Tier 1 suppliers will continue to be the dominant providers of their hybrid electric propulsion systems. The emergence of hybrid electric vehicles in the automobile market is driving vehicle makers in a wide range of other on-road and off-road markets to consider the strategic and competitive advantages of adopting hybrid electric technology. It is these other vehicle markets that are the primary focus of our Company. Customers in these markets typically require hybrid electric propulsion systems of different size and power level than that required in automotive applications. These customers seldom have the internal resources to develop their own systems, which we believe will create a breadth of future opportunities for our motor and generator products. In addition, regulators in the United States and Europe have adopted diesel emission mandates that require diesel engine manufacturers to reduce the level of emissions emitted from their engines beginning in 2007, with a further reduction required in 2010. Based on discussions with customers, we believe that the preferred solution for achieving compliance with the 2010 emission standards will be electric powered systems that we expect will create further opportunities for the commercialization of our proprietary products.

An additional emerging market that we believe holds substantial promise for the commercialization of our technology is the electrification of vehicle auxiliaries including under-the-hood components such as water, oil and fuel pumps, power steering systems, cooling fans and air conditioning compressors. In most existing conventional gasoline and diesel powered vehicles, these under-the-hood components are powered by engine belts or gears and consequently restrict their operating speed directly to engine speed only. The electrification of these components provides numerous advantages including: 1) variable speed and power operation which improves efficiency and fuel economy, and 2) the ability to locate them strategically in the vehicle because an electric component does not require proximity to an engine-driven belt or gear. We believe these attributes will lead to the further electrification of these components in both conventional as well as hybrid and fuel cell electric powered vehicles.

We are also pursuing applications of our generators and DC to AC electric power inverters in the distributed power generation market. This market is currently a niche market consisting primarily of wind turbines, photovoltaic systems and engine-based standby power generators but is expected to grow rapidly in the future as home owners, businesses and utilities pursue alternative strategies to meet electric power requirements that are not dependent on centralized power generation through the national electric power grid.

TECHNOLOGY ADVANCEMENT AND PRODUCT DEVELOPMENT

Our corporate offices and engineering and product development center are located in Frederick, Colorado, approximately 15 miles east of the foothills of the Rocky Mountains and 25 miles north of Denver in the area's high-tech corridor. Our product development center houses our technical staff of mechanical, electronic, software and application engineers and technicians. We offer a variety of engineering services to customers to expand our technology base and foster the application of our proprietary technology in customers' end products, including:

Custom Motor Development



25 kW generator

We specialize in the development and production of power dense, high efficiency, high performance brushless permanent magnet electric motors and generators, power electronic inverters, gearsets and software systems for a variety of applications. Motors range in power from 500 W to 120 kW, voltage from 12 V to 400 V, and operating speeds from 30 rpm to 120,000 rpm.



Rotor balancing

Power Electronics Controls Development

We have extensive experience in developing power electronic motor controllers, inverters, dc-dc converters and control software for a variety of applications to meet tough automotive requirements. Our electronics engineers have designed controllers in power ranges from 1 kW to 120 kW and voltages from 12 V to 800 V incorporating air, liquid, and hydrogen cooling. Features such as CAN communication, torque-based traction control, diagnostic capability, phase advance, sensorless control and enhanced thermal management come standard on most of our products. Several of our current products integrate the power electronics with the motor/generator using common shared housings and cooling systems.



Power electronics development lab

We also have extensive capability and computerized tools for developing electric motor/generator control applications using digital signal processors (DSPs). DSPs have enabled us to broadly expand our motor control capabilities by utilizing more sophisticated algorithms. The utilization of DSPs allows us to design more compact hardware, translating into lower manufacturing costs. The software and DSP development tools we use include compilers, assemblers, linkers and source-level debuggers for developing applications on Motorola microprocessors and Texas Instrument's DSPs.



CD40-15A controller

Integrated Systems Development

Our engineering staff works with its customers in the development of their commercial products through the application of our advanced proprietary technologies. We provide our customers with much more than a designed component. Typically, a customer's project requires application engineering support and the simultaneous design of a motor/generator, power electronic controller and control software as an integrated system. By providing all of these services, we offer customers a single source for an optimized solution. The result is a UQM® custom system designed to the customer's demanding product specifications.

Dynamometer Testing

Our product development facilities are equipped to test and characterize a wide range of electric motors, generators, power electronic controllers and integrated systems. Five separate dynamometer test cells allow testing of systems from fractional horsepower motors to 150+ horsepower traction drives. Our largest dynamometer is capable of testing systems rated up to 330 hp. Test facilities include a 250 kW variable voltage solid state power supply; 20 kW and 75 kW motor/ generators for regulated DC power supply; 32, 50 and 400 hp absorption dynamometers; a custom AC compressor system dynamometer; an environmental test chamber capable of -77 °C to 177 °C and 20% to 90% humidity; and an electromagnetic interference (EMI) chamber.



High power dynamometer

Accurate calibration of all test equipment is maintained on an annual calibration cycle and is traceable to the National Institute of Standards and Technology (NIST).

Vehicle Simulation

Throughout our decades of vehicle integration experience, we have developed vehicle simulation models which predict vehicle performance in a wide variety of applications. Predictive attributes of our models include acceleration and grade capability, range and fuel economy. Model output is used to develop an appropriate drivetrain configuration for specific operating environments and criteria. In addition to basic performance evaluations, the models are capable of evaluating vehicle performance across various driving cycles including many standard driving cycles. Special driving cycles may be added as required to simulate specific vehicle operating conditions. The models have been used effectively to predict the performance of pure electric, conventional, and hybrid passenger vehicles including series and parallel configurations, as well as transit buses and large off-road vehicles. The continuous correlation to actual test data ensures that the models are effective predictors of ground vehicle performance for many classes of vehicles resulting in an accurate and versatile tool.

Application Engineering and Integration Services

We have decades of experience in electric and hybrid electric vehicle integration, ranging from bicycles, wheelchairs and motor scooters to automobiles, buses and trucks – both for commercial customers and the military.



Hybrid vehicle testing

Many of our projects begin as feasibility evaluations for customers to determine if a new electric or hybrid electric propulsion concept is appropriate for their application. The process entails defining customer requirements in terms of performance, operating environment, reliability, timeframe, cost, and any other factors unique to the specific application. Next, proprietary vehicle simulation software is used to define the optimum system configuration and components, including size, weight, efficiency, method of operation and cost. Finally, we recommend one or more design options with an accurate estimate of the development effort, vehicle performance and costs.

Once an application project is launched, the degree of integration performed by us can range from simply supplying components and subsystems to the customer and providing limited integration support, to taking on total integration responsibility and providing the customer with a turnkey solution. Integration projects can be for subsystems such as engine generators and geared propulsion systems, or for complete vehicles. Vehicle programs typically involve converting OEM-supplied conventional vehicles to a battery electric, hybrid electric or fuel cell electric configuration.

MOTOR MANUFACTURING

We manufacture proprietary electric motors at our wholly-owned subsidiary, UQM Power Products, Inc., located in Frederick, Colorado. UQM Power Products' motor manufacturing operations currently consist of the final assembly of UQM® permanent magnet propulsion motors for wheelchairs, compressor drive motors for fuel cells and fan blower motors used in the air conditioning system on a military aircraft. Our motor manufacturing operations are ISO 9001:2000 quality certified, and over 39,000 motors have been manufactured and fielded since the launch of volume production operations in April of 1998. In addition, we operate a refurbishment program for used motors where critical parts are replaced and the refurbished units are sold through a service parts program.



Fan blower motor assembly

It is our strategy to transfer proprietary products from our technology segment to UQM Power Products upon attaining volume levels sufficient to justify the investment in manufacturing tooling and machinery.



Coordinate measuring machine (CMM)

MARKET PRICE OF COMMON STOCK

Our common stock trades on the American, Chicago, and Pacific Stock Exchanges. The high and low trade prices, by fiscal quarter, as reported by the American Stock Exchange for the last two years are as follows:

2005	High	Low
Fourth Quarter	$4.65	$2.27
Third Quarter	$2.69	$1.85
Second Quarter	$3.00	$2.19
First Quarter	$3.49	$2.44

2004	High	Low
Fourth Quarter	$3.47	$2.27
Third Quarter	$3.70	$2.73
Second Quarter	$3.85	$2.91
First Quarter	$3.05	$2.19

SELECTED FINANCIAL DATA

UQM Technologies, Inc.

Consolidated Selected Financial Data

	Year Ended March 31,				
	2005	2004	2003	2002	2001
Contract services revenue	$ 2,281,427	2,747,833	2,985,639	2,999,342	2,283,292
Product sales	$ 2,481,864	2,293,071	4,566,721	4,749,653	3,900,404
Loss from continuing operations before other income (expense)	$ (1,837,480)	(1,426,059)	(1,235,780)	(828,681)	(1,291,595)
Loss from continuing operations	$ (1,814,695)	(1,422,315)	(933,507)	(419,065)	(1,122,258)
Discontinued operations	$ (54,201)	(3,364,638)	(2,665,143)	(8,173,590)	(2,017,864)
Net loss	$ (1,868,896)	(4,786,953)	(3,598,650)	(8,592,655)	(3,140,122)
Net loss per common share - basic and diluted:					
Continuing operations	(0.09)	(0.07)	(0.05)	(0.02)	(0.06)
Discontinued operations	-	(0.18)	(0.14)	(0.47)	(0.12)
	$ (0.09)	(0.25)	(0.19)	(0.49)	(0.18)
Total assets	$ 13,159,640	8,721,258	11,492,562	16,129,535	27,481,593
Long-term obligations (1)	$ 946,170	1,072,034	1,189,262	2,121,738	3,471,760
Cash dividend declared per common share	$ -0-	-0-	-0-	-0-	-0-

(1) Includes current portion of long-term obligations, but excludes obligations of discontinued operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements appear in a number of places in this Report and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things the development of markets for our products; the adequacy of our cash balances and liquidity to meet future operating needs, and our ability to issue equity or debt securities; and the effect of legal actions and claims that we are involved in. Important Risk Factors that could cause actual results to differ from those contained in the forward-looking statements are listed below in Part II, Item 5 Other Information.

Introduction

We generate revenue from two principal activities: 1) research, development and application engineering services that are paid for by our customers; and 2) the sale of motors, generators and electronic controls. The sources of engineering revenue typically vary from year to year and individual projects may vary substantially in their periods of performance and aggregate dollar value. Our product sales consist of both prototype low volume sales, which are generally sold to a broad range of customers, and annually recurring higher volume production for three principal customers during the fiscal year ended March 31, 2005 – Invacare Corporation, Ballard Power Systems, Inc. and Keith Products, Inc. For the previous two fiscal years, revenue derived from funded engineering activities was $2.7 and $3.0 million, respectively. In the fall of 2004 we completed a follow-on offering of our common stock which generated net proceeds of $6.8 million raising our available cash balances on hand upon completion of the offering to $8.0 million. We expect to use the proceeds to fund a modification in our business strategy that allows us to invest in selective customer projects that we believe will result in volume production and to expand our production engineering and business development groups in anticipation of the continued emergence of the market for hybrid electric vehicles. Hybrid electric vehicles require electric motors and generators of the type we design and manufacture, and we intend to aggressively pursue both this emerging market as well as conventional markets where electric motors and generators are currently in use. As a result of the reallocation of engineering resources to these activities, our revenue from funded research and development declined by approximately 17 percent to $2.3 million. Similarly, expenditures on production engineering activities for the fiscal year rose to $0.2 million versus zero in each of the preceding two fiscal years. Product sales revenue for the fiscal year rose modestly to $2.5 million versus $2.3 million last fiscal year driven by an increase in low volume product sales, which rose to $0.8 million from $0.6 million. Volume product sales remained flat at $1.7 million this fiscal year versus last fiscal year due to a stabilization in wheelchair motor sales after a steep decline in production of these units two years ago. However we continue to expect that sales of new production wheelchair motors will phase–out by the end of the third quarter of our next fiscal year, although sales of field service units are expected to continue indefinitely.

Loss from continuing operations for the current fiscal year rose to $1.8 million, or $0.09 per common share, versus $1.4 million, or $0.07 per common share, for our last fiscal year and $0.9 million, or $0.05 per common share, for the preceding fiscal year. The expansion in losses from two fiscal years ago to the current fiscal year is generally attributable to declining total revenue, lower gross profit margins on contract services, higher research and development expenditures in fiscal 2004 and higher expenditures for the launch of our production engineering group in fiscal 2005.

In May 2004, we divested a contract electronics manufacturing business that was not a core business activity. Operating losses from this business for all periods presented have been reclassified to discontinued operations and contributed $0.1 million, or nil per common share, $3.4 million, or $0.18 per common share, and $2.5 million, or $0.14 per common share, to our consolidated loss for the fiscal years ended March 31, 2005, 2004 and 2003, respectively.

We believe our existing cash and short-term investments, which amounted to approximately $8.0 million at fiscal year end, will be adequate to fund the modification in our business strategy described above, as well as, the the launch of new production products over the next several years.

Financial Condition

Cash and cash equivalents and short-term investments at March 31, 2005 were $7,987,477 and working capital (the excess of current assets over current liabilities) was $8,788,826 compared with $3,005,709 and $3,972,559, respectively, at March 31, 2004. The increase in cash and short-term investments and working capital is primarily attributable to proceeds from a follow-on offering completed in November 2004, which resulted in cash proceeds, net of offering costs, of $6,767,465.

Accounts receivable increased $398,421 to $911,416 at March 31, 2005 from $512,995 at March 31, 2004. The increase is primarily attributable to higher product sales revenue levels for wheelchair motors and slower collections during the fourth quarter of fiscal 2005 of the resulting accounts receivable. Historically, we have had nominal bad debt expense arising from uncollectible accounts receivable due to the high credit quality of our customers. Accordingly, no allowance for bad debts has been recorded at March 31, 2005 or 2004, respectively.

Costs and estimated earnings on uncompleted contracts increased $189,941 to $435,925 at March 31, 2005 versus $245,984 at March 31, 2004. The increase is due to less favorable billing terms on contracts in process at March 31, 2005 versus March 31, 2004. Estimated earnings on contracts in process declined to $190,619 or 5.4 percent of contracts in process of $3,534,389 at March 31, 2005 compared to estimated earnings on contracts in process of $305,943 or 12.2 percent of contracts in process of $2,500,059 at March 31, 2004. The decrease in estimated margins on contracts in process is attributable to anticipated cost overruns on certain engineering projects.

Inventories increased $219,735 to $648,173 principally due to higher levels of raw material, work-in-process and finished goods inventories which increased $144,070, $19,297 and $56,368, respectively. The increases in raw materials and work-in-process inventories are attributable to higher production levels of wheelchair propulsion motors. The increase in finished goods inventories is attributable to higher production levels of low volume motors and controllers that will be shipped in future periods.

Prepaid expenses increased to $109,640 at March 31, 2005 from $72,649 at March 31, 2004 primarily due to higher levels of prepaid software and patent maintenance costs at the end of the current fiscal year versus the prior fiscal year end.

Assets of discontinued operations was nil at March 31, 2005 compared to $1,226,943 at March 31, 2004 due to the completion of the divestiture of the equipment and inventory of our electronics products segment and the subsequent cessation of operations during the first quarter of fiscal year 2005. See also note 13 to the consolidated financial statements.

We invested $194,069 for the acquisition of property and equipment during the fiscal year compared to $147,388 last fiscal year. The increase in capital expenditures is primarily due to an investment in quality control equipment in our power products segment.

Accounts payable increased $285,533 to $678,007 at March 31, 2005 from $392,474 at March 31, 2004, primarily due to increased purchases of raw material.

Other current liabilities increased $11,488 to $269,746 at March 31, 2005 from $258,258 at March 31, 2004. The increase is primarily attributable to higher levels of accrued payroll and employee benefits, customer deposits, unearned revenue and accrued royalties.

Liabilities and commitments of discontinued operation were $154,287 at March 31, 2005 compared to $554,564 at March 31, 2004. The decrease was due to the completion of the divestiture of the equipment and inventory of our electronic products segment and subsequent cessation of operations during the first quarter of fiscal year 2005. The remaining March 31, 2005 balance represents legal fees associated with the Hussmann litigation (see also note 17 to the consolidated financial statements) and the current portion of the accrued lease obligations reflecting the estimated obligation for future lease payments on subleased facilities of our discontinued electronic products segment for which we are the primary obligor. See also note 13 to the consolidated financial statements.

Billings in excess of costs and estimated earnings on uncompleted contracts decreased $122,742 to $66,510 at March 31, 2005 from $189,252 at March 31, 2004 reflecting reduced levels of billings on engineering contracts during the fiscal year ended March 31, 2005 versus the prior fiscal year.

Long-term debt, less current portion decreased $135,508 to $810,915 at March 31, 2005 from $946,423 at March 31, 2004 reflecting principal repayments on the mortgage debt for our Frederick, Colorado facility.

Long-term accrued lease obligation was $57,051 at March 31, 2005 compared to $192,118 at March 31, 2004 reflecting the estimated obligation for future lease payments on subleased facilities of our discontinued electronic products segment for which we are the primary obligor. See also note 13 to the consolidated financial statements below.

Common stock and additional paid-in capital increased to $231,771 and $64,767,975, respectively, at March 31, 2005 compared to $195,726 and $58,025,631 at March 31, 2004. The increases were primarily attributable to completion of a follow-on offering of 3,600,000 shares of common stock to investors in North America and Europe. Net cash proceeds to the Company from the offering were $6,767,465.

Results of Continuing Operations

Continuing operations for the fiscal year ended March 31, 2005, resulted in a loss of $1,814,695, or $0.09 per common share, compared to a loss from continuing operations of $1,422,315, or $0.07 per common share, and $933,507, or $0.05 per common share, for the fiscal years ended March 31, 2004 and 2003, respectively. The increase in the current year loss from continuing operations is attributable to declining total revenue, lower gross profit margins on contract services, higher expenditures for the launch of our production engineering group, and the inclusion in the prior two fiscal years of gain on sale of Taiwan Joint Venture of $60,975, or nil per common share, and gain on sale of real estate of $322,139, or $0.02 per common share, in fiscal 2004 and 2003, respectively.

Revenue from contract services declined $466,406, or 17.0 percent, to $2,281,427 at March 31, 2005 compared to $2,747,833 for the fiscal year ended March 31, 2004. The decrease is primarily attributable to lower staff utilization on revenue generating programs due to cost overruns on certain engineering projects and the application of certain engineering personnel that would typically be billed to customers to our internally funded production engineering activities. Revenue from contract services decreased $237,806, or 8.0 percent, for the year ended March 31, 2004 compared to revenue for the year ended March 31, 2003 reflecting the application of engineering resources to internally funded research and development programs.

Product sales this fiscal year increased 8.2 percent to $2,481,864 compared to $2,293,071 for the year ended March 31, 2004. Product sales revenue for the fiscal year ended March 31, 2004 declined 49.8 percent from $4,566,721 for the year ended March 31, 2003 to $2,293,071. Power products segment revenue for the year ended March 31, 2005 decreased $26,788, or 1.6 percent, to $1,674,177 compared to $1,700,965 for fiscal year ended March 31, 2004 due to decreased shipments of wheelchair propulsion motors. We expect that sales of new production wheelchair propulsion motors will phase–out by the end of the third quarter of our next fiscal year, although sales of field service units are expected to continue indefinitely. Power products segment revenue for the fiscal year ended March 31, 2004 decreased to $1,700,965, or 58.9 percent, compared to $4,136,328 for fiscal year ended March 31, 2003 due to decreased shipments of wheelchair propulsion motors. Technology segment product revenue for the fiscal year ended March 31, 2005 increased $215,581, or 36.4 percent, to $807,687 compared to $592,106 for fiscal year ended March 31, 2004 due to increased shipments of propulsion systems for hybrid electric bus programs and the hybrid electric unmanned ground vehicle program. Technology segment product revenue for the fiscal year ended March 31, 2004 increased $161,713, or 37.6 percent, versus revenue for the fiscal year ended March 31, 2003 reflecting increased shipments of fuel cell air compressor drive motors and propulsion systems.

Gross profit margins for the fiscal year decreased to 5.7 percent compared to 17.2 and 15.3 percent for the fiscal years ended March 31, 2004 and 2003, respectively, primarily due to a decrease in gross profit margins on contract services. Gross profit on contract services was a negative 9.4 percent this fiscal year compared to 19.4 and 16.0 percent for the fiscal years ended March 31, 2004 and 2003, respectively. The decrease in contract services margins for the current fiscal year versus the fiscal year ended March 31, 2004 is attributable to decreased overhead absorption and cost overruns on certain engineering contracts this year versus the prior fiscal year period. The increase in contract services margins for the fiscal year ended March 31, 2004 versus the fiscal year ended March 31, 2003 is attributable to increased overhead absorption and lower levels of cost overruns on certain engineering contracts. Gross profit margin on product sales this fiscal year was 19.6 percent compared to 14.5 percent and 14.8 percent in the fiscal years ended March 31, 2004 and 2003, respectively. The increase in margins on product sales for this fiscal year versus the prior fiscal year is attributable to a more favorable product mix. The decrease in margins on product sales for the fiscal years ended March 31, 2004 versus the fiscal year ended March 31, 2003 resulted from decreased overhead absorption associated with lower revenue levels in our power products segment.

Research and development expenditures for the fiscal year ended March 31, 2005 decreased to $171,918 compared to $461,223 and $117,735 for the fiscal years ended March 31, 2004 and 2003, respectively. The decrease was primarily due to the completion of an internally funded development of a new microprocessor platform for our power electronics controls mid-fiscal year that was started in fiscal 2004. The increase in research and development expenditures for the fiscal year ended March 31, 2004 compared to the prior fiscal year is primarily due to an internally funded effort to develop a new micro-processor platform for our power electronic controls and an increase in cost-share type contracts.

Production engineering costs were $211,933 for the fiscal year ended March 31, 2005 versus zero for the prior two fiscal years. The increase is attributable to our strategy to increase our manufacturing capability and infrastructure, and consists primarily of salary and overhead costs for newly hired manufacturing management and staff personnel.

General and administrative expense this fiscal year was $1,686,409 compared to $1,799,472 and $2,245,182 for the fiscal years ended March 31, 2004 and 2003, respectively. The decrease for this fiscal year versus last fiscal year is primarily attributable to lower insurance premium costs. The decrease in general and administrative expenses for the fiscal year ended March 31, 2004 versus the fiscal year ended March 31, 2003 is primarily attributable to cost reduction activities at all business units throughout the year.

Impairment of long-lived assets for the fiscal years ended March 31, 2005 and March 31, 2004 were $39,748 and $30,523, respectively, and are attributable to the write-down of costs associated with abandoned patent applications. The impairment of long-lived assets for the fiscal year ended March 31, 2003 of $26,384 is primarily attributable to the impairment and disposal of obsolete equipment and abandoned patent applications.

Interest income rose to $97,188 for the current fiscal year compared to $26,362 and $28,035 for the fiscal years ended March 31, 2004 and 2003, respectively. The increase is attributable to higher levels of invested cash and higher yields on invested balances during the fiscal year versus the two prior fiscal years.

Interest expense decreased to $74,005 for the year ended March 31, 2005 compared to $84,193 and $62,266 for the fiscal years ended March 31, 2004 and 2003, respectively. The decrease is due to lower average mortgage borrowings outstanding throughout the fiscal year as compared to the prior fiscal year. The increase for fiscal year ended March 31, 2004 as compared to the prior fiscal year is primarily attributable to higher average mortgage borrowings throughout the fiscal year.

Gain on sale of real estate in the fiscal year ended March 31, 2003 of $322,139 is attributable to the recognition of gain from the sale of our previous corporate facility.

Results of Discontinued Operations

In January 2004, we committed to a plan to exit our contract electronics manufacturing business whose results were reported as the electronic products segment. In May 2004, we completed the divestiture of equipment and inventory of this business for which $0.9 million in cash and a 15 percent ownership interest in the purchaser. We did not record any value for the common stock of the purchaser received in this transaction due to uncertainty regarding our ability to realize economic value on the resale of our ownership interest. In addition, the purchaser executed a sublease on our St. Charles, Missouri manufacturing facility for the remaining term of our lease. However, we are the primary obligor on the lease and due to substantial doubt regarding the sublessee's financial capability to meet its obligation under the sublease, we have recorded an estimate of the potential shortfall under our master lease should payments under the sublease obligation not be fully honored. At March 31, 2005 liabilities and commitments of discontinued operations totaled $211,338 of which $204,985 was associated with the lease commitment and $6,353 was accounts payable and other current liabilities.

In October 2001, we formalized a plan to close our contract gear manufacturing business, which was part of our mechanical products segment.

The operating results of these businesses for the years ended March 31, 2005, 2004 and 2003 have been reported separately as discontinued operations together with estimated losses on the disposal of division assets. Loss from discontinued operations includes interest expense on debt used to acquire manufacturing machinery and equipment but does not include allocations of general corporate overheads, which have been allocated to other business segments. Operating results of all prior periods presented have been adjusted to reflect the contract electronics manufacturing and contract gear manufacturing businesses as discontinued operations.

Loss from discontinued operations for the fiscal year ended March 31, 2005 was $54,201, or nil per common share, compared to a loss from discontinued operations of $3,364,638, or $0.18 per common share, and $2,665,143, or $0.14 per common share, for the fiscal years ended March 31, 2004 and 2003, respectively.

Liquidity and Capital Resources

Our cash balances and liquidity throughout the fiscal year ended March 31, 2005 were adequate to meet operating needs. At March 31, 2005, we had working capital (the excess of current assets over current liabilities) of $8,788,826 compared to $3,972,559 at March 31, 2004. The increase of $4,816,267 in working capital is primarily attributable to cash proceeds, net of offering costs, of $6,767,465 received from a follow-on offering of common stock completed in November 2004, higher levels of accounts receivable and inventories, and a reduction in liabilities of discontinued operations, which were partially offset by higher levels of accounts payable.

For the year ended March 31, 2005 net cash used in operating activities of continuing operations was $2,089,941 compared to net cash used in operating activities of $1,292,699 for the year ended March 31, 2004 and cash provided by operations of $134,462 for the fiscal year ended March 31, 2003. The increase in cash usage is primarily attributable to higher levels of operating losses, accounts receivables and inventories this fiscal year versus last fiscal year. The increase in cash used in operating activities for the year ended March 31, 2004 versus cash provided by operating activities for year ended March 31, 2003 was primarily due to higher levels of operating losses and lower levels of cash provided from collections of accounts receivable and the reduction of inventories.

Net cash used in investing activities of continuing operations for the fiscal year ended March 31, 2005 was $2,397,640 compared to cash provided by investing activities of $241,444 for the previous fiscal year. The change this fiscal year versus last fiscal year was primarily due to cash used for the purchase of short-term investment securities of $2,163,608. The increase in cash provided by investing activities for the year ended March 31, 2004 versus cash used in investing activities for year ended March 31, 2003 was due to the sale of our ownership interest in Taiwan UQM which provided cash proceeds of $445,275 and lower levels of capital expenditures for property and equipment, facility expansion and patent and trademark costs.

Net cash provided by financing activities of continuing operations was $6,668,343 for the fiscal year ended March 31, 2005 versus $2,032,800 for the preceding fiscal year. The increase is attributable to larger cash proceeds from the sale of common stock this year versus last year partially offset by reduced proceeds from bank borrowings during the current fiscal year. Net cash provided by financing activities for fiscal 2004 declined to $2,032,800 versus the fiscal 2003 level of $5,089,916 due to reduced proceeds from the sale of common stock and reduced proceeds from bank borrowings.

Our mortgage debt facility requires us to comply with certain financial covenants in order for the mortgage to continue to be available on a long-term basis. At March 31, 2005, we were in compliance with all financial covenants. In the event our operating results are not sufficient to maintain compliance with these covenants, we could experience a material adverse change in liquidity.

We expect to manage our operations and working capital requirements to minimize the future level of operating losses and working capital usage consistent with execution of our business plan, however, we cannot provide assurance that we will be successful in achieving these objectives. We believe our available cash resources are sufficient to fund our expected level of operations for the next several years. During fiscal 2005, the emerging market for hybrid electric automobiles began to expand at an unexpected rate due to the market success of hybrid electric passenger cars introduced by various automakers. As a result, several additional automakers have announced planned introductions of similar vehicles and others are expected to follow as the market acceptance of these vehicles continues to grow. In addition, truck manufacturers, off-road vehicle manufacturers and numerous other vehicle manufacturers are considering hybrid electric systems for use in the vehicles they manufacture and market. As a result of this industry trend, we expect expanded demand for our proprietary propulsion systems, which are suited for a wide range of hybrid electric vehicle platforms. In order to capitalize on this anticipated expansion in demand, we have begun, and expect to continue, to make substantial investments from the proceeds of our recently completed follow-on offering of common stock in human resources, manufacturing facilities and equipment, production and application engineering, among other things. We expect to fund our operations over at least the next several years from existing cash and short-term investment balances and from available bank financing, if any. We can, however, not provide any assurance that our existing financial resources will be sufficient to execute our business plan. If our existing financial resources are not sufficient to execute our business plan, we may issue equity or debt securities in the future. In the event financing or equity capital to fund future growth is not available on terms acceptable to us, we will modify our strategy to align our operation with then available financial resources.

Contractual Obligations

The following table presents information about our contractual obligations and commitments as of March 31, 2005:

Tabular Disclosure of Contractual Obligations

		Payments due by Period					
	Total	Less Than 1 Year	2 – 3 Years		4 – 5 Years		More than 5 Years
Long-term debt obligations	$ 946,170	135,255	287,990		522,925		-
Operating lease obligations	$ 515,095	262,951	252,144		-		-
Purchase obligations	$ 178,214	178,214	-		-		-
Executive compensation under employment agreements	$ 1,747,250	447,000	1,041,250	**	259,000	**	-
Total	$ 3,386,729	1,023,420	1,581,384		781,925		-

**Includes potential retirement obligations.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that effect the dollar values reported in the consolidated financial statements and accompanying notes. Note 1 to the consolidated financial statements describes the significant accounting policies and methods used in preparation of the consolidated financial statements. Estimates are used for, but not limited to, allowance for doubtful accounts receivables, costs to complete contracts, recoverability of inventories, warranty costs and potential future lease obligations arising from discontinued operations. Actual results could differ materially from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in preparation of the consolidated financial statements.

Accounts Receivable

Our trade accounts receivable are subject to credit risks associated with the financial condition of our customers and their liquidity. We evaluate all customers periodically to assess their financial condition and liquidity and set appropriate credit limits based on this analysis. As a result, the collectibility of accounts receivable may change due to changing general economic conditions and factors associated with each customer's particular business. We have established no reserve for potentially uncollectible trade accounts receivable, which is our best estimate of the amount of trade accounts receivable that we believe are uncollectible due to the foregoing factors. It is reasonably possible, that future events or changes in circumstances could cause the realizable value of our trade accounts receivable to decline materially, resulting in material losses.

Asset Recovery and Realization – Discontinued Operations

On May 18, 2004, we completed the sale of the assets of our electronic products segment. Part of the consideration received from this divestiture was common stock of the purchasing entity, a privately held corporation. In our judgment there is substantial doubt regarding our ability in the future to sell or otherwise liquidate the common stock of the purchasing entity, and accordingly, we recorded the stock at no value as a result of this uncertainty. In the event we are able to realize value from the sale or liquidation of this asset at a future date, we would at that time record a gain equal to the amount of the value received. In addition, the purchaser completed a sublease agreement with us whereby it effectively assumed the remaining lease obligation under our master lease. Similarly, in our judgment there is substantial doubt regarding the purchaser's financial capability to meet its obligations under the sublease agreement.

Accordingly, we have recorded a liability in the amount of $204,985, which represents our best estimate of the present value of future cash out-flows that may arise if the sublessee defaults on the sublease prior to the completion of its term. Our assessments of the timing of a potential default, if any, together with estimates of potential future sublease rental rates and our ability to sublease the facility at all, in the event of default, could change materially based on future developments and events. Any change in these estimates could result in a material adverse change in our financial conditions and results of operations, in an amount up to the remaining payments under the lease which are an additional

$299,303 at March 31, 2005.

Inventories

We maintain raw material inventories of electronic components, motor parts and other materials to meet our expected manufacturing needs for proprietary products and for products manufactured to the design specifications of our customers. Some of these components may become obsolete or impaired due to bulk purchases in excess of customer requirements. Accordingly, we periodically assesses our raw material inventory for potential impairment of value based on then available information, expectations and estimates and establish impairment reserves for estimated declines in the realizable value of our inventories. The actual realizable value of our inventories may differ materially from these estimates based on future occurrences and any resulting change in our estimates. It is reasonably possible, that future events or changes in circumstances could cause the realizable value of our inventories to decline materially, resulting in additional material impairment losses.

Percentage of Completion Revenue Recognition on Long-term Contracts: Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts

We recognize revenue on the development projects funded by our customers using the percentage-of-completion method. Under this method, contract services revenue is based on the percentage that costs incurred to date bear to management's best estimate of the total costs to be incurred to complete the project. Many of these contracts involve the application of our technology to customers' products and other applications with demanding specifications. Management's best estimates have sometimes been adversely impacted by unexpected technical challenges requiring additional analysis and redesign, failure of electronic components to operate in accordance with manufacturers published performance specifications, unexpected prototype failures requiring the purchase of additional parts and a variety of other factors that may cause unforeseen delays and additional costs. It is reasonably possible that total costs to be incurred on any of the projects in process at March 31, 2005 could be materially different from management's estimates, and any modification of management's estimate of total project costs to be incurred could result in material changes in the profitability of affected projects or result in material losses on any affected projects.

New Accounting Pronouncements

In November 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 151, *"Inventory Costs-an amendment of ARB No. 43, Chapter 4" ("SFAS 151")*, which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect SFAS 151 to have a material effect on our consolidated financial statements when implemented.

In December 2004, the FASB issued SFAS No. 153, *"Exchanges of Non-monetary Assets-an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions" ("SFAS 153")*, which replaces the exception permitting non-monetary exchanges of similar productive assets from measurement based on the fair value of the assets exchanged with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 shall be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect SFAS 153 to have a material effect on our consolidated financial statements when implemented.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), *"Share-Based Payment" ("SFAS 123R")*. SFAS 123R addresses all forms of share-based payment ("SBP") awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS 123R will require us to expense SBP awards as compensation cost based on the fair value of the SBP on the date of issuance. SFAS 123R requires us to adopt the new accounting provisions beginning April 1, 2006. We are evaluating the impact of this standard on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. We do not use financial instruments to any degree to manage these risks and do not hold or issue financial instruments for trading purposes. All of our product sales, and related receivables are payable in U.S. dollars. We are subject to interest rate risk on our debt obligations. One of our long-term debt obligations has a variable rate of interest indexed to the prime rate. The interest rate on these instruments approximates current market rates as of March 31, 2005. A one-percent change in the prime interest rate would increase or decrease interest expense by $1,469 on an annual basis on outstanding borrowings at March 31, 2005 with adjustable interest rate provisions.

Report of Independent
Registered Public Accounting Firm

Board of Directors and Stockholders of
UQM Technologies, Inc.

We have audited the accompanying consolidated balance sheet of UQM Technologies, Inc. and subsidiaries as of March 31, 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for the year ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UQM Technologies, Inc. and subsidiaries as of March 31, 2005, and the results of their operations and their cash flows for the year ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Denver, Colorado
May 23, 2005

Report of Independent
Registered Public Accounting Firm

The Board of Directors and Stockholders:
UQM Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of UQM Technologies, Inc. and subsidiaries (the Company) as of March 31, 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the two-year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UQM Technologies, Inc. and subsidiaries as of March 31, 2004, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado
May 19, 2004

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Consolidated Balance Sheets

	March 31, 2005	March 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 5,776,750	2,958,590
Short-term investments	2,210,727	47,119
Accounts receivable	911,416	512,995
Costs and estimated earnings in excess of billings on uncompleted contracts	435,925	245,984
Inventories	648,173	428,438
Prepaid expenses and other current assets	109,640	72,649
Assets of discontinued operations	-	1,226,943
Total current assets	10,092,631	5,492,718
Property and equipment, at cost:		
Land	181,580	181,580
Building	2,292,687	2,292,687
Machinery and equipment	2,422,034	2,793,343
	4,896,301	5,267,610
Less accumulated depreciation	(2,443,590)	(2,732,291)
Net property and equipment	2,452,711	2,535,319
Patent and trademark costs, net of accumulated amortization of $450,011 and $360,266	613,448	692,371
Other assets	850	850
Total assets	$ 13,159,640	8,721,258

(Continued)

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets, Continued

Liabilities and Stockholders' Equity	March 31, 2005	March 31, 2004
Current liabilities:		
Accounts payable	$ 678,007	392,474
Other current liabilities	269,746	258,258
Current portion of long-term debt	135,255	125,611
Liabilities and commitments of discontinued operations	154,287	554,564
Billings in excess of costs and estimated earnings on uncompleted contracts	66,510	189,252
Total current liabilities	1,303,805	1,520,159
Long-term debt, less current portion	810, 915	946,423
Long-term liabilities and commitment of discontinued operations	57,051	192,118
	867,966	1,138,541
Total liabilities	2,171,771	2,658,700
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value, 50,000,000 shares authorized; 23,177,133 and 19,572,625 shares issued and outstanding	231,771	195,726
Additional paid-in capital	64,767,975	58,025,631
Accumulated deficit	(54,011,877)	(52,142,981)
Note receivable from officer	-	(15,818)
Total stockholders' equity	10,987,869	6,062,558
Total liabilities and stockholders' equity	$ 13,159,640	8,721,258

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

	Year Ended March 31, 2005	Year Ended March 31, 2004	Year Ended March 31, 2003
Revenue:			
Contract services	$ 2,281,427	2,747,833	2,985,639
Product sales	2,481,864	2,293,071	4,566,721
	4,763,291	5,040,904	7,552,360
Operating costs and expenses:			
Costs of contract services	2,496,223	2,215,196	2,506,944
Costs of product sales	1,994,540	1,960,549	3,891,895
Research and development	171,918	461,223	117,735
Production engineering	211,933	-	-
General and administrative	1,686,409	1,799,472	2,245,182
Impairment of long-lived assets	39,748	30,523	26,384
	6,600,771	6,466,963	8,788,140
Loss from continuing operations before other income (expense)	(1,837,480)	(1,426,059)	(1,235,780)
Other income (expense):			
Interest income	97,188	26,362	28,035
Interest expense	(74,005)	(84,193)	(62,266)
Gain on sale of real estate	-	-	322,139
Gain on sale of Taiwan joint venture	-	60,975	-
Other	(398)	600	14,365
	22,785	3,744	302,273
Loss from continuing operations	(1,814,695)	(1,422,315)	(933,507)
Discontinued operations:			
Loss from operations of discontinued gear division	-	-	(184,971)
Loss from operations of discontinued electronic products segment (including loss on disposal in 2004 of $770,434)	(54,201)	(3,364,638)	(2,480,172)
	(54,201)	(3,364,638)	(2,665,143)
Net loss	$ (1,868,896)	(4,786,953)	(3,598,650)
Net loss per common share-basic and diluted:			
Continuing operations	$(0.09)	(0.07)	(0.05)
Discontinued operations	-	(0.18)	(0.14)
	$(0.09)	(0.25)	(0.19)
Weighted average number of shares of common stock outstanding – basic and diluted	21,024,757	19,172,680	18,789,243

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Loss

	Number of common shares issued	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Note receivable from officer	Total stockholders' equity
Balances at March 31, 2002	17,679,848	$ 176,798	51,444,359	(43,757,378)	(384,300)	(30,714)	7,448,765
Issuance of common stock in follow-on offering, net of offering costs	1,160,095	11,601	4,423,611	-	-	-	4,435,212
Issuance of common stock under employee stock purchase plan	2,572	26	9,216	-	-	-	9,242
Compensation expense accrued for issuance of common stock options granted for services	2,000	20	8,300	-	-	-	8,320
Comprehensive loss:							
Net loss	-	-	-	(3,598,650)	-	-	(3,598,650)
Translation adjustment	-	-	-	-	-	-	-
Total comprehensive loss	-	-	-	(3,598,650)	-	-	(3,598,650)
Repayment of officer note	-	-	-	-	-	7,114	7,114
Balances at March 31, 2003	18,844,515	188,445	55,885,486	(47,356,028)	(384,300)	(23,600)	8,310,003
Issuance of common stock in follow-on offering, net of offering costs	720,000	7,200	2,120,200	-	-	-	2,127,400
Issuance of common stock under employee stock purchase plan	6,110	61	14,785	-	-	-	14,846
Compensation expense accrued for issuance of common stock options granted for services	2,000	20	5,160	-	-	-	5,180
Sale of Taiwan joint venture - accumulated other comprehensive loss	-	-	-	-	384,300	-	384,300
Comprehensive loss:							
Net loss	-	-	-	(4,786,953)	-	-	(4,786,953)
Translation adjustment	-	-	-	384,300	-	-	384,300
Total comprehensive loss	-	-	-	(4,402,653)	-	-	(4,402,653)
Repayment of officer note	-	-	-	-	-	7,782	7,782
Balances at March 31, 2004	19,572,625	195,726	58,025,631	(52,142,981)	-	(15,818)	6,062,558
Issuance of common stock in follow-on offering, net of offering costs	3,600,000	36,000	6,731,465	-	-	-	6,767,465
Issuance of common stock under employee stock purchase plan	2,940	29	6,789	-	-	-	6,818
Issuance of common stock upon exercise of employee options	1,568	16	4,090	-	-	-	4,106
Comprehensive loss:							
Net loss	-	-	-	(1,868,896)	-	-	(1,868,896)
Translation adjustment	-	-	-	-	-	-	-
Total comprehensive loss	-	-	-	(1,868,896)	-	-	(1,868,896)
Repayment of officer note	-	-	-	-	-	15,818	15,818
Balances at March 31, 2005	23,177,133	$ 231,771	64,767,975	(54,011,877)	-	-	10,987,869

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended March 31, 2005	Year Ended March 31, 2004	Year Ended March 31, 2003
Cash flows from operating activities of continuing operations:			
Net loss	$(1,868,896)	(4,786,953)	(3,598,650)
Loss from discontinued operations	54,201	3,364,638	2,665,143
Loss from continuing operations	(1,814,695)	(1,422,315)	(933,507)
Adjustments to reconcile loss from continuing operations to net cash provided by (used in) operating activities of continuing operations:			
Depreciation and amortization	355,417	447,452	515,172
Gain on sale of Taiwan joint venture	-	(60,975)	-
Loss on disposal of property and equipment	398	27,603	-
Gain on sale of real estate	-	-	(322,139)
Impairment of long-lived assets	39,748	30,523	26,384
Non-cash compensation expense for common stock issued for services	-	5,180	8,320
Other	-	-	21,667
Change in operating assets and liabilities:			
Accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts	(588,362)	(96,504)	626,554
Inventories	(219,735)	159,961	670,014
Prepaid expenses and other current assets	(36,991)	3,694	190,572
Accounts payable and other current liabilities	297,021	(353,192)	(509,214)
Billings in excess of costs and estimated earnings on uncompleted contracts	(122,742)	(34,126)	(159,361)
Net cash provided by (used in) operating activities	(2,089,941)	(1,292,699)	134,462
Cash flows from investing activities of continuing operations:			
Purchase of short-term investments	(2,163,608)	(1,574)	(45,545)
Acquisition of property and equipment	(194,069)	(147,388)	(298,621)
Expansion of facility	-	-	(1,049,692)
Increase in patent and trademark costs	(50,238)	(55,469)	(64,341)
Proceeds from sale of property and equipment	10,275	600	-
Proceeds from sale of Taiwan joint venture, net	-	445,275	-
Net cash provided by (used in) investing activities	$(2,397,640)	241,444	(1,458,199)

See accompanying notes to consolidated financial statements.

(Continued)

Consolidated Statements of Cash Flows, Continued

	Year Ended March 31, 2005	Year Ended March 31, 2004	Year Ended March 31, 2003
Cash flows from financing activities of continuing operations:			
Proceeds from borrowings	$ 143,962	303,257	1,225,000
Repayment of debt	(269,826)	(420,485)	(586,652)
Issuance of common stock in follow-on offering, net of offering costs	6,767,465	2,127,400	4,435,212
Issuance of common stock upon exercise of employee options	4,106	-	-
Issuance of common stock under employee stock purchase plan	6,818	14,846	9,242
Repayment of note receivable from officer	15,818	7,782	7,114
Net cash provided by financing activities	6,668,343	2,032,800	5,089,916
Net cash provided by continuing operations	2,180,762	981,545	3,766,179
Net cash provided by (used in) discontinued operations	637,398	(453,686)	(2,746,957)
Increase in cash and cash equivalents	2,818,160	527,859	1,019,222
Cash and cash equivalents at beginning of year	2,958,590	2,430,731	1,411,509
Cash and cash equivalents at end of year	$ 5,776,750	2,958,590	2,430,731
Supplemental Cash Flow Information			
Interest paid in cash during the year	$ 74,483	84,715	93,302

Non-Cash Investing and Financing Transactions - None.

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

(a) Description of Business

UQM Technologies, Inc. and our wholly-owned subsidiary UQM Power Products, Inc. are engaged in the research, development and manufacture of permanent magnet electric motors and the electronic controls for such motors. Our facility is located in Frederick, Colorado. We were engaged in the manufacture and sale of electronic printed circuit board assemblies, wire harness assemblies and other electronic products and in the grinding and manufacture of high precision gears prior to the operations being discontinued in fiscal years ended March 31, 2004 and March 31, 2003, respectively (see note 13). Our revenue is derived primarily from product sales to customers in the automotive, agriculture, industrial, medical and aerospace markets, and from contract research and development services. We are impacted by other factors such as the continued receipt of contracts from industrial and governmental parties, our ability to protect and maintain the proprietary nature of our technology, continued product and technological advances and our ability together with our partners, to commercialize our products and technology.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of UQM Technologies, Inc. and those of all majority-owned or controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Investments in affiliated entities in which we have less than a 50 percent ownership interest and the ability to exercise significant influence are accounted for by the equity method. Under the equity method, the investment is originally recorded at cost and subsequently adjusted to recognize our share of the net income or losses of the affiliates. Recognition of any such losses is generally limited to the extent of our investment in, advances to, commitments and guarantees for the investee. We have a minority ownership position in EV Global Motors Company, Windemere Eco Development Limited and CD&M Electronics, Incorporated. The carrying value of these investments on our balance sheet has been reduced to zero because they are impaired under accounting principles generally accepted in the United States of America.

Other investments, in which we have a minimal ownership interest and do not exercise significant influence, are carried at cost.

(c) Cash and Cash Equivalents and Short-term Investments

We consider cash on hand and investments with original maturities of three months or less to be cash and cash equivalents. Investments with original maturities beyond three months are reported as short-term investments. All investments owned by us are held to maturity. We have an investment policy approved by the Board of Directors, which governs the quality, acceptability, and dollar concentration of our investments.

(d) Accounts Receivable

We extend unsecured credit to most of our customers following a review of the customers' financial condition and credit history. We establish an allowance for doubtful accounts based upon a number of factors including the length of time trade receivables are past due, the customer's ability to pay its obligation to us, the condition of the general economy, estimates of credit risk, historical trends and other information. We write off accounts receivable when they become uncollectible against our allowance for uncollectible accounts receivable.

(e) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Inventory reserves are based on our assessment of recoverability of slow moving or obsolete inventory items.

Notes to Consolidated Financial Statements, Continued

(f) Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years, except for buildings, which are depreciated over 31 years. Maintenance and repairs are charged to expense as incurred.

(g) Patent and Trademark Costs

Patent and trademark costs consist primarily of legal expenses, and represent those costs incurred by us for the filing of patent and trademark applications. Amortization of patent and trademark costs is computed using the straight-line method over the estimated useful life of the asset, typically 17 years for patents, and 40 years for trademarks.

(h) Impairment of Long-Lived Assets

The Company periodically evaluates whether circumstances or events have affected the recoverability of long-lived assets including intangible assets with finite useful lives. The assessment of possible impairment is based on our ability to recover the carrying value of the asset or groups of assets from expected future cash flows (undiscounted and without interest charges) estimated by management. If expected future cash flows are less than the carrying value, an impairment loss is recognized to adjust the asset to fair value as determined by expected discounted future cash flows. (See note 6)

(i) Contract Services Revenue and Cost Recognition

We manufacture proprietary products and other products based on design specifications provided by our customers. Revenue from sales of products are generally recognized at the time title to the goods and the benefits and risks of ownership passes to the customer which is typically when products are shipped based on the terms of the customer purchase agreement.

Revenue relating to long-term fixed price contracts is recognized using the percentage of completion method. Under the percentage of completion method, contract revenues and related costs are recognized based on the percentage that costs incurred to date bear to total estimated costs.

Changes in job performance, estimated profitability and final contract settlements may result in revisions to cost and revenue, and are recognized in the period in which the revisions are determined.

Contract costs include all direct materials, subcontract and labor costs and other indirect costs. General and administrative costs are charged to expense as incurred. At the time a loss on a contract becomes known, the entire amount of the estimated loss is accrued.

The aggregate of costs incurred and estimated earnings recognized on uncompleted contracts in excess of related billings is shown as a current asset, and billings on uncompleted contracts in excess of costs incurred and estimated earnings is shown as a current liability.

(j) Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes ("SFAS 109")*. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The valuation of deferred tax assets may be reduced if future realization is not assured.

The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

(k) Research and Development

Costs of researching and developing new technology, or significantly altering existing technology, are expensed as incurred.

(l) Equity Compensation

We periodically issue common stock or stock options to employees and non-employees for services rendered. For common stock issuances, the cost of these services is based upon the fair value of our common stock on the date of issuance. For issuances of stock options to employees and directors we measure compensation cost using the intrinsic value method prescribed under Accounting Principle Board Opinion No. 25. Stock options granted to non-employees are accounted for under the fair value method prescribed by SFAS No. 123.

Had we reported compensation costs as determined by the fair value method of accounting for option grants to employees and directors, pro forma net loss and pro forma net loss per common share would have been the amounts indicated in the following table:

	Year Ended March 31, 2005	Year Ended March 31, 2004	Year Ended March 31, 2003
Net loss - as reported	$(1,868,896)	(4,786,953)	(3,598,650)
Deduct: Additional stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects:			
Current period option grants	(100,154)	(59,707)	(63,274)
Prior period option grants	(433,308)	(726,275)	(1,062,219)
Pro forma net loss	$(2,402,358)	(5,572,935)	(4,724,143)
Net loss per common share:			
Basic and diluted - as reported	$(0.09)	(0.25)	(0.19)
Basic and diluted - pro forma	$(0.11)	(0.29)	(0.25)

The fair value of stock options granted was calculated using the Black Scholes option-pricing model based on the following weighted average assumptions:

	Year Ended March 31, 2005	Year Ended March 31, 2004	Year Ended March 31, 2003
Expected volatility	48.7%	49.1%	49.6%
Expected dividend yield	0.0%	0.0%	0.0%
Risk free interest rate	4.5%	3.2%	3.3%
Expected life of option granted	6 years	6 years	6 years
Weighted average fair value of options granted as computed under the Black Scholes option-pricing model	$ 1.16 per option	$ 1.24 per option	$ 1.39 per option

Future pro forma compensation cost by fiscal year, assuming no additional grants by us to employees and directors, is as follows:

Fiscal Year Ended March 31,	Pro Forma Compensation Expense
2006	$ 469,107
2007	$ 323,305
2008	$ 99,846

(m) Comprehensive Loss

Comprehensive loss consists of net loss and other comprehensive loss items, which under accounting principles generally accepted in the United States of America, are excluded from net loss but included as a component of stockholders' equity. For the fiscal year ended March 31, 2004, the Company's comprehensive loss was $4,402,653 versus a net loss of $4,786,953. The difference is attributable to the realization of foreign currency losses. For the fiscal years ended 2005 and 2003 our comprehensive loss was equal to our net loss. Accumulated other comprehensive loss at March 31, 2003 consisted entirely of unrealized foreign currency losses relating to our investment in Taiwan UQM. Accumulated other comprehensive loss was reduced to zero at March 31, 2004 reflecting the realization of foreign currency losses upon the sale of our ownership interest in Taiwan UQM Electric Co., Ltd.

(n) Loss Per Common Share

Statement of Financial Accounting Standards No. 128, *Earnings per Share ("SFAS 128")*, requires presentation of both basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share is computed by dividing income or loss available to common stockholders by all outstanding and potentially dilutive shares during the periods presented, unless the effect is antidilutive. At March 31, 2005, 2004 and 2003, options to purchase 2,942,039, 3,036,586 and 2,807,473 shares of common stock, respectively, and warrants to purchase 548,009, 420,028 and 420,269 shares of common stock, respectively, were outstanding. For the fiscal years ended March 31, 2005, 2004 and 2003, respectively, options and warrants for 1,896,335, 2,565,029 and 2,796,258 shares were not included in the computation of diluted loss per share because the option or warrant exercise price was greater than the average market price of the common stock. In-the-money options and warrants determined under the treasury stock method to acquire 104,230 shares, 54,982 shares and 8,693 shares of common stock for the fiscal years ended March 31, 2005, 2004 and 2003, respectively, were potentially includable in the calculation of diluted loss per share but were not included, because to do so would be antidilutive.

(o) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(p) Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation.

Notes to Consolidated Financial Statements, Continued

(q) New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, *"Inventory Costs-an amendment of ARB No. 43, Chapter 4" ("SFAS 151")*, which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect SFAS 151 to have a material effect on our consolidated financial statements when implemented.

In December 2004, the FASB issued SFAS No. 153, *"Exchanges of Non-monetary Assets-an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions" ("SFAS 153")*, which replaces the exception permitting non-monetary exchanges of similar productive assets from measurement based on the fair value of the assets exchanged with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 shall be effective for non-monetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect SFAS 153 to have a material effect on our consolidated financial statements when implemented.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), *"Share-Based Payment" ("SFAS 123R")*. SFAS 123R addresses all forms of share-based payment ("SBP") awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS 123R will require us to expense SBP awards as compensation cost based on the fair value of the SBP on the date of issuance. SFAS 123R requires us to adopt the new accounting provisions beginning April 1, 2006. We are evaluating the impact of this standard on our consolidated financial statements.

(2) Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts and Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts

At March 31, 2005, the estimated period to complete contracts in process ranged from one to seventeen months, and we expect to collect substantially all related accounts receivable arising therefrom within eighteen months.

The following summarizes contracts in process:

	March 31, 2005	March 31, 2004
Costs incurred on uncompleted contracts	$ 3,343,770	2,194,116
Estimated earnings	190,619	305,943
	3,534,389	2,500,059
Less billings to date	(3,164,974)	(2,443,327)
	$ 369,415	56,732
Included in the accompanying balance sheets as follows:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 435,925	245,984
Billings in excess of costs and estimated earnings on uncompleted contracts	(66,510)	(189,252)
	$ 369,415	56,732

Notes to Consolidated Financial Statements, Continued

(3) Inventories

Inventories at March 31, 2005 and 2004 consist of:

	March 31, 2005	March 31, 2004
Raw materials	$ 429,555	285,485
Work-in-process	127,635	108,338
Finished products	90,983	34,615
	$ 648,173	428,438

Our raw material inventory is subject to obsolescence and potential impairment due to bulk purchases in excess of customers' requirements. We periodically assess our inventory for recovery of its carrying value based on available information, expectations and estimates, and adjust inventory carrying-value to the lower of cost or market for estimated declines in the realizable value of our inventories.

(4) Limited Liability Company

In January 2001, a limited liability company of which we were a 50 percent member, sold the facility previously occupied by us for $3.0 million in cash. Subsequent to the sale the limited liability company was liquidated. Recognition of the gain on the transaction of $702,136 was deferred and recognized ratably over the remaining term of our lease of the facility, which expired in September 2002.

(5) Investment in Taiwan Joint Venture

During the fourth quarter of fiscal year 2004, we sold our ownership interest in a joint venture, Taiwan UQM Electric Co., Ltd., resulting in net cash proceeds of $445,275.

The cumulative foreign currency translation adjustments with respect to the joint venture was included in accumulated other comprehensive loss and offset against sales proceeds resulting in a gain on the sale of $60,975.

(6) Impairment of Long-Lived Assets

During the fiscal year ended March 31, 2005, we recorded total impairment charges of $39,748 for abandoned patent applications.

During the fiscal year ended March 31, 2004, we recorded total impairment charges of $30,523 for abandoned patent applications.

During the fiscal year ended March 31, 2003, we recorded total impairment charges of $26,384 for obsolete equipment.

Impairments for the fiscal years ended March 31, 2005 and 2004 consist solely of capitalized costs, principally legal fees, associated with the preparation and filing of patent applications that were subsequently abandoned. Because no patents were issued, none of these patent application costs were amortized prior to their impairment.

Impairments for the fiscal year ended March 31, 2003 consist of patent application costs totaling $15,886 and obsolete property and equipment with a carrying value of $10,498. Average annual depreciation expense for the impaired property and equipment, for years preceding the year of impairment, was $13,417.

Notes to Consolidated Financial Statements, Continued

(7) Other Current Liabilities

Other current liabilities consist of:

	March 31, 2005	March 31, 2004
Accrued legal and accounting fees	$ 41,500	95,000
Accrued payroll and employee benefits	81,835	46,368
Accrued personal property and real estate taxes	16,219	16,877
Accrued warranty costs	48,690	65,496
Accrued losses on engineering contracts	14,543	21,654
Unearned revenue	49,600	-
Accrued royalties	12,473	8,886
Other	4,886	3,977
	$ 269,746	258,258

(8) Long-term debt

Long-term debt at March 31, 2005 and 2004 consists of:

	March 31, 2005	March 31, 2004
Note payable to bank, payable in monthly installments with interest at 7.00% (7.25% at March 31, 2004); matures November 2009; secured by land and building	$ 799,294	877,446
Note payable to a development partnership, payable in monthly installments with interest at national prime interest rate plus 2 percent (7.00% and 6.00% at March 31, 2005 and 2004) adjusted annually on anniversary of loan; matures December 2007; secured by land and building	146,876	194,588
Total long-term debt	946,170	1,072,034
Less: current portion	135,255	125,611
Long-term debt, less current portion	$ 810,915	946,423

The loan agreement with our bank related to our facility in Frederick, Colorado requires us to maintain certain financial ratios as defined in the agreement. At March 31, 2005, we were in compliance with these covenants.

We financed our annual commercial insurance premiums with a finance company. The note is payable in monthly installments with interest at 3.5 percent and a term of nine months. There were no amounts outstanding under this facility at March 31, 2005 and 2004.

The annual aggregate contractual maturities of long-term debt for each of the next five fiscal years are as follows:

2006	$ 135,255
2007	145,313
2008	142,677
2009	106,002
2010	416,923
	$ 946,170

(9) Income Taxes

Income tax benefit attributable to loss net from differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent as a result of the following:

	Year Ended March 31, 2005	Year Ended March 31, 2004	Year Ended March 31, 2003
Computed "expected" tax benefit	$ (635,425)	(1,627,564)	(1,160,651)
Increase (decrease) in taxes resulting from:			
Adjustment to deferred tax assets and liabilities for prior period corrections	1,170,994	-	(2,645,218)
Increase (decrease) in valuation allowance for net deferred tax assets	(539,606)	1,735,745	3,997,211
Other, net	4,037	(108,181)	(191,342)
Income tax benefit	$ -	-	-

The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset are presented below:

	March 31, 2005	March 31, 2004
Deferred tax assets:		
Research and development credit carry-forwards	$ 65,877	73,628
Net operating loss carry-forwards - Federal	17,736,889	15,550,658
Accruals and reserves	-	616,021
Property and equipment	370,063	655,686
Intangible assets	25,162	(103,641)
Write-down of investments	-	1,945,245
Total deferred tax assets	18,197,991	18,737,597
Less valuation allowance	(18,197,991)	(18,737,597)
Net deferred tax assets, net of valuation allowance	$ -	-

As of March 31, 2005, we had net operating loss carry-forwards (NOL) of approximately $52 million for U.S. income tax purposes that expire in varying amounts through 2025. Approximately $4 million of the net operating loss carry-forwards are attributable to stock options, the benefit of which will be credited to additional paid-in capital if realized. However, due to the provisions of Section 382 of the Internal Revenue Code, the utilization of a portion of these NOLs is limited. Future ownership changes under Section 382 could occur that would result in additional Section 382 limitations, which would restrict the use of NOLs. In addition, any Section 382 limitation could reduce our ability for utilization to zero if we fail to satisfy the continuity of business enterprise requirement for the two-year period following an ownership change.

(10) Stockholders' Equity

In November 2004, we completed a follow-on offering of 3,600,000 shares of our common stock. The placement agent was issued four-year warrants to acquire 360,000 shares of common stock at an exercise price of $2.58 per share, which were recorded at fair value. Cash proceeds net of offering costs were $6,767,465. All of these warrants were outstanding at March 31, 2005.

In October 2003, we completed a follow-on offering of 720,000 shares of common stock. The placement agent was issued four-year warrants to acquire 72,000 shares of our common stock at an exercise price of $3.96 per share, which were recorded at fair value. Cash proceeds net of offering costs were $2,127,400. All of these warrants were outstanding as of March 31, 2005.

In April 2002, we completed a follow-on offering of 1,160,095 shares of common stock together with two-year warrants to acquire an additional 232,019 shares of common stock. The warrants had an exercise price of $5.73 per share. The placement agent was issued four-year warrants to acquire 116,009 shares of our common stock at an exercise price of $5.17 per share, which were recorded at fair value. Cash proceeds, net of offering costs were $4,435,212. All warrants, other than the placement agent's warrants, expired unexercised. All of the placement agent's warrants were outstanding at March 31, 2005.

(11) Common Stock Options and Warrants

Incentive and Non-Qualified Option Plans

As of March 31, 2005, we had 303,980 shares of common stock available for future grant to employees, consultants and key suppliers under our 2002 Equity Incentive Plan ("Plan"). Under the Plan, the exercise price of each option is set at the fair value of the common stock on the date of grant and the maximum term of the option is 10 years from the date of grant. Options granted to employees generally vest ratably over a three-year period. The maximum number of options that may be granted to any eligible employee during the term of the Plan is 500,000 options. Forfeitures under the Plan are available for re-issuance at any time prior to expiration of the Plan in 2013. Options granted under the Plan to employees require the optionholder to abide by certain Company policies, which restrict their ability to sell the underlying common stock. Prior to the adoption of the Plan, we issued stock options under our 1992 Incentive and Non-qualified Option Plan, which expired by its terms in 2002. Forfeitures under the 1992 Incentive and Non-qualified Option Plan may not be re-issued.

Notes to Consolidated Financial Statements, Continued

The following table summarizes activity under the plans:

	Shares Under Option	Weighted Average Exercise Price
Outstanding at March 31, 2002	2,766,196	$ 5.87
Granted	422,500	$ 2.76
Forfeited	(410,568)	$ 5.77
Outstanding at March 31, 2003	2,778,128	$ 5.41
Granted	480,499	$ 2.42
Forfeited	(264,174)	$ 6.35
Outstanding at March 31, 2004	2,994,453	$ 4.85
Granted	470,000	$ 2.27
Exercised	(1,568)	$ 2.62
Forfeited	(583,680)	$ 5.49
Outstanding at March 31, 2005	2,879,205	$ 4.30
Exercisable at March 31, 2005	2,016,332	$ 5.13
Exercisable at March 31, 2004	2,133,119	$ 5.70
Exercisable at March 31, 2003	2,014,807	$ 6.03

The following table presents summarized information about stock options outstanding under the plans at March 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 2.16 – 3.31	1,497,650	7.0 years	$ 2.61	634,777	$ 2.94
$ 4.13 – 5.00	676,069	3.9 years	$ 4.23	676,069	$ 4.23
$ 7.13 – 8.75	705,486	4.4 years	$ 7.96	705,486	$ 7.96
$ 2.16 – 8.75	2,879,205	5.6 years	$ 4.30	2,016,332	$ 5.13

Non-Employee Director Stock Option Plan

In February 1994, our Board of Directors ratified a Stock Option Plan for Non-Employee Directors ("Directors Plan") pursuant to which Directors may elect to receive stock options in lieu of cash compensation for their services as directors. As of March 31, 2005, we had 411,891 shares of common stock available for future grant under the Directors Plan. Option terms range from 3 to 10 years from the date of grant. Option prices are equal to the fair value of common shares at the date of grant. Forfeitures under the Directors Plan are available for re-issuance at a future date.

The following table presents summarized activity under the plan:

	Shares Under Option	Weighted Average Exercise Price
Outstanding at March 31, 2002	54,136	$ 5.94
Granted	16,484	$ 2.55
Forfeited	(41,275)	$ 5.68
Outstanding at March 31, 2003	29,345	$ 4.41
Granted	17,596	$ 3.40
Forfeited	(4,808)	$ 8.00
Outstanding at March 31, 2004	42,133	$ 3.58
Granted	27,777	$ 2.30
Forfeited	(7,076)	$ 5.85
Outstanding at March 31, 2005	62,834	$ 2.76
Exercisable at March 31, 2005	62,834	$ 2.76
Exercisable at March 31, 2004	42,133	$ 3.58
Exercisable at March 31, 2003	27,417	$ 4.16

The following table presents summarized information about stock options outstanding for non-employee directors at March 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 2.30 – 3.40	61,857	1.7 years	$ 2.68	61,857	$ 2.68
$ 7.63 – 7.63	977	5.3 years	$ 7.63	977	$ 7.63
$ 2.30 – 7.63	62,834	1.7 years	$ 2.76	62,834	$ 2.76

Warrants

In November 2004, we completed a follow-on offering of 3,600,000 shares of our common stock. The placement agent was issued four-year warrants to acquire 360,000 shares of common stock at an exercise price of $2.58 per share, which were recorded at fair value as a reduction of the proceeds of the offering. All of these warrants were outstanding at March 31, 2005.

In October 2003, we completed a follow-on offering of 720,000 shares of common stock. The placement agent was issued four-year warrants to acquire 72,000 shares of our common stock at an exercise price of $3.96 per share, which were recorded at fair value as a reduction of the proceeds of the offering. All of these warrants were outstanding as of March 31, 2005.

In April 2002, we completed a follow-on offering of 1,160,095 shares of common stock together with two-year warrants to acquire an additional 232,019 shares of common stock. The warrants had an exercise price of $5.73 per share. The placement agent was issued four-year warrants to acquire 116,009 shares of our common stock at an exercise price of $5.17 per share, which were recorded at fair value as a reduction of the proceeds of the offering. All warrants other than the placement agent's warrants expired unexercised. All of the placement agent's warrants were outstanding at March 31, 2005.

Notes to Consolidated Financial Statements, Continued

(12) Significant Customers

We have historically derived significant revenue from one key customer, Invacare Corporation. Revenue from this customer totaled $1,370,792, $1,643,215 and $4,136,328 for the years ended March 31, 2005, 2004 and 2003, respectively, which was 29 percent, 33 percent and 55 percent of total revenue, respectively. We expect that revenue from this customer arising from the manufacture of new production motors will phase-out by December 31, 2005. Revenue from this product was $809,200, or 59 percent, of total revenue from Invacare Corporation for the fiscal year ended March 31, 2005.

This customer also represented 36 percent and 14 percent of total accounts receivable as of March 31, 2005 and 2004, respectively. Inventories consisting of raw materials, work-in-progress and finished goods for this customer totaled $161,361 and $40,582 as of March 31, 2005 and 2004, respectively.

Contract services revenue derived from contracts with agencies of the U.S. Government and from subcontracts with U.S. Government prime contractors totaled $1,271,781, $1,011,818 and $1,162,967 for the years ended March 31, 2005, 2004 and 2003, respectively. Accounts receivable from government-funded contracts represented 18 percent and 10 percent of total accounts receivable as of March 31, 2005 and 2004, respectively.

(13) Discontinued Operations

In January 2004, we committed to a plan to exit our contract electronics manufacturing business whose results were reported as the electronic products segment. In May 2004, we completed the divestiture of equipment and inventory of this business for $0.9 million in cash and a 15 percent ownership interest in the purchaser. We did not record any value for the common stock of the purchaser received in this transaction due to uncertainty regarding our ability to realize economic value on the resale of our ownership interest. In addition, the purchaser executed a sublease on our St. Charles, Missouri manufacturing facility for the remaining term of our lease. However, we are the primary obligor on the lease and due to substantial doubt regarding the sublessee's financial capability to meet its obligation under the sublease, we have recorded an estimate of the potential shortfall under our master lease should payments under the sublease obligation not be fully honored. At March 31, 2005 liabilities and commitments of discontinued operations totaled $211,338 of which $204,985 was associated with the lease commitment and $6,353 was accounts payable and other current liabilities.

In October 2001, we formalized a plan to close our contract gear manufacturing business, which was part of our mechanical products segment.

The operating results of these businesses for the years ended March 31, 2005, 2004 and 2003 have been reported separately as discontinued operations together with estimated losses on the disposal of division assets. Loss from discontinued operations includes interest expense on debt used to acquire manufacturing machinery and equipment but does not include allocations of general corporate overheads, which have been allocated to other business segments. Operating results of all prior periods presented have been adjusted to reflect the contract electronics manufacturing and contract gear manufacturing businesses as discontinued operations.

Notes to Consolidated Financial Statements, Continued

Net sales and net loss from the discontinued electronic products segment and discontinued gear division are shown in the following table:

	Year Ended March 31,		
	2005	2004	2003
Net sales of electronic products segment	$ -	3,076,616	7,934,048
Net loss of electronic products segment (including loss on disposal in 2004 of $ 770,434)	$(54,201)	(3,364,638)	(2,480,172)
Net sales of gear division	$ -	-	127,239
Net loss of gear division	$ -	-	(184,971)

Assets and liabilities of the discontinued electronic products segment were as follows:

	March 31, 2005	March 31, 2004
Accounts receivable, inventories and other assets	$ -	516,368
Property and equipment, net	-	710,575
Assets of discontinued operation	-	1,226,943
Accounts payable and other liabilities	6,353	531,248
Liabilities and commitments	147,934	23,316
Total current liabilities	154,287	554,564
Long-term liabilities and commitments	57,051	192,118
Liabilities and commitment of discontinued operations	211,338	746,682
Net (liabilities) assets of discontinued electronic products segment	$(211,338)	480,261

Cash held by the electronic products segment at March 31, 2004 is included in consolidated cash and cash equivalents.

(14) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, certificates of deposit, short-term investments, accounts receivable and accounts payable:

The carrying amounts approximate fair value because of the short maturity of these instruments.

Long-term debt:

The carrying amount of our long-term debt approximates fair value since the interest rate on this debt represents the current market rate for similar financing available to us providing comparable security to the lender.

(15) Employee Benefit Plans

401(k) Plan

We have established a 401(k) Savings Plan (the 401K Plan) under which eligible employees may contribute up to 15 percent of their compensation. Employees over the age of 18 who have been employed by us at least six months are eligible to participate in the 401K Plan. At the direction of the participants, contributions are invested in several investment options offered by the 401K Plan. We currently match 33 percent of participants' contributions, subject to certain limitations. These matching contributions vest ratably over a three-year period. Matching contributions to the 401K Plan by us were $50,945, $68,243 and $78,621, for the years ended March 31, 2005, 2004, and 2003, respectively.

Stock Purchase Plan

We have established a Stock Purchase Plan, which allows eligible employees to purchase, through payroll deductions, shares of our common stock at 85 percent of the fair value at specified dates. We have reserved 115,957 shares of common stock for issuance under the Stock Purchase Plan. During the years ended March 31, 2005, 2004, and 2003, we issued 2,940, 6,110 and 2,572, shares of common stock, respectively, under the Stock Purchase Plan.

(16) Segments

At March 31, 2005, we have two reportable segments: technology and power products. The technology segment encompasses our technology-based operations including core research to advance its technology, application and production engineering and product development and job shop production of prototype components. The power products segment encompasses the manufacture and sale of permanent magnet motors and electronic controllers. As discussed in note 13, we discontinued our electronic products segment in fiscal year 2004, and accordingly, the financial results of this operation is no longer reported in continuing operations in all periods presented. Salaries of the executive officers and corporate general and administrative expense are allocated to our segments annually based on a variety of factors including revenue level of the segment and administrative time devoted to each segment by senior management. The percentage allocated to the technology segment and power products segment for the fiscal years ended March 31, 2005, 2004, and 2003 as shown below were 67 percent and 33 percent in each year, respectively.

Intersegment sales or transfers, which were eliminated upon consolidation, were $181,950, $17,559 and $24,492 for the years ended March 31, 2005, 2004, and 2003, respectively.

In September 2003, the technology segment began leasing office, production and laboratory space in a building owned by the power products segment, based on a negotiated rate for the square footage occupied. Intercompany lease payments, were $176,340, $169,482 and $88,275 for the years ended March 31, 2005, 2004 and 2003, respectively, and were eliminated upon consolidation.

Our reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different business strategies.

Notes to Consolidated Financial Statements, Continued

The following table summarizes significant financial statement information for continuing operations of each of the reportable segments as of and for the year ended March 31, 2005:

	Technology	Power Products	Total
Revenue	$ 3,089,114	1,674,177	4,763,291
Interest income	89,869	7,319	97,188
Interest expense	(2,108)	(71,897)	(74,005)
Depreciation and amortization	(245,735)	(109,682)	(355,417)
Impairment of long-lived assets	(39,748)	-	(39,748)
Segment earnings (loss) from continuing operations	(1,869,518)	54,823	(1,814,695)
Assets of continuing operations	9,967,003	3,192,637	13,159,640
Expenditures for segment assets	$ (194,873)	(49,434)	(244,307)

The following table summarizes significant financial statement information for continuing operations of each of the reportable segments as of and for the year ended March 31, 2004:

	Technology	Power Products	Total
Revenue	$ 3,339,939	1,700,965	5,040,904
Interest income	22,054	4,308	26,362
Interest expense	(3,704)	(80,489)	(84,193)
Depreciation and amortization	(278,894)	(168,558)	(447,452)
Impairment of long-lived assets	(30,523)	-	(30,523)
Segment loss from continuing operations	(1,289,738)	(132,577)	(1,422,315)
Assets of continuing operations	4,705,076	2,789,239	7,494,315
Expenditures for segment assets	$ (175,303)	(27,554)	(202,857)

The following table summarizes significant financial statement information for continuing operations of each of the reportable segments as of and for the year ended March 31, 2003:

	Technology	Power Products	Total
Revenue	$ 3,416,032	4,136,328	7,552,360
Interest income	26,586	1,449	28,035
Interest expense	-	(62,266)	(62,266)
Depreciation and amortization	(311,440)	(203,732)	(515,172)
Impairment of long-lived assets	(15,886)	(10,498)	(26,384)
Segment earnings (loss) from continuing operations	(1,003,034)	69,527	(933,507)
Assets of continuing operations	4,167,175	3,055,249	7,222,424
Expenditures for segment assets	$ (319,224)	(1,093,430)	(1,412,654)

Notes to Consolidated Financial Statements, Continued

(17) Commitments and Contingencies

Employment Agreements

We have entered into employment agreements with two of our officers, which expire December 31, 2007. The aggregate future compensation under these employment agreements, including potential retirement payouts, is $1,747,250.

Lease Commitments

We have entered into operating lease agreements for equipment. These leases expire at various times through 2006. At March 31, 2005, the future minimum lease payments under operating leases with initial noncancelable terms in excess of one year were $10,807.

In May 2004 we completed the sale of the assets of our electronic products segment. The purchaser completed a sublease agreement with us whereby it effectively assumed the remaining lease obligation under our master lease. Due to substantial doubt regarding the purchaser's financial capability to meet its obligations, we recorded a liability in the amount of $204,985, which represents our best estimate of the present value of future cash out-flows that may arise if the sublessee defaults on the sublease prior to the completion of its term. The remaining lease payments under the master lease in excess of the liability recorded at March 31, 2005 total $299,303.

At March 31, 2005, the future minimum lease payments under operating leases with initial noncancelable terms in excess of one year, excluding sublease payments, are as follows

Year ending March 31:	
2006	262,951
2007	252,144
	$ 515,095

Rental expense under these leases, after deducting sublease payments of $240,132 for the year ended March 31, 2005 was $28,107, $276,305 and $411,914, for the years ended March 31, 2005, 2004 and 2003, respectively.

Litigation

We have previously reported a claim against us by Hussmann Corporation filed in the Circuit Court of St. Charles County, Missouri. On December 17, 2004, the Court in this action dismissed with prejudice all of the plaintiff's claims against us. On January 19, 2005, Hussmann filed a notice of appeal seeking review of the dismissal with the Missouri Court of Appeals. We have filed an answer to the appeal and believe that Hussmann's claims are without merit and we intend to contest them vigorously. Nevertheless, we cannot assure you that the Hussmann action will not be reinstated in the event the Hussmann appeal is successful.

In addition, we are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, and based on current available information, the ultimate disposition of these matters is not expected to have a material adverse effect on our financial position, results of operations or cash flow, although there can be no assurance that adverse developments in these matters could not have a material impact on a future reporting period.

Notes to Consolidated Financial Statements, Continued

(18) Interim Financial Data (unaudited)

	For The Quarter Ended			
	June 30	September 30	December 31	March 31
Fiscal year 2005				
Sales	$ 683,996	1,234,477	1,307,583	1,537,235
Gross profit	$ (132,251)	101,923	113,448	189,408
Loss from continuing operations	$ (697,721)	(378,461)	(367,172)	(371,341)
Discontinued operations	$ (17,182)	(1,790)	(25,808)	(9,421)
Net loss	$ (714,903)	(380,251)	(392,980)	(380,762)
Net loss per common share basic and diluted:				
Continuing operations	$(0.04)	(0.02)	(0.02)	(0.01)
Discontinued operations	$ -	-	-	-
	$(0.04)	(0.02)	(0.02)	(0.01)
Fiscal year 2004				
Sales	$ 1,879,896	1,209,023	1,187,181	764,804
Gross profit	$ 415,420	174,229	261,584	13,926
Loss from continuing operations	$ (183,998)	(458,224)	(260,552)	(519,541)
Discontinued operations	$ (206,328)	(543,757)	(1,251,216)	(1,363,337)
Net loss	$ (390,326)	(1,001,981)	(1,511,768)	(1,882,878)
Net loss per common share basic and diluted:				
Continuing operations	$(0.01)	(0.02)	(0.01)	(0.03)
Discontinued operations	$(0.01)	(0.03)	(0.07)	(0.07)
	$(0.02)	(0.05)	(0.08)	(0.10)

Notes to Consolidated Financial Statements, Continued

(19) Valuation and Qualifying Accounts

	Balance at Beginning of Year	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance End of Year
Year ended March 31, 2005					
Not deducted from asset accounts:					
Accrued warranty cost	$ 65,496	44,920	-	61,726(C)	$ 48,690
Year ended March 31, 2004					
Deducted from asset accounts:					
Allowance for doubtful accounts:					
Accounts receivable	$ 28,756	7,060	-	35,816(A)	$ -
Inventory obligations of certain customers, net	$ 367,710	-	-	367,710(B)	$ -
Inventory obsolescence reserve	$ 1,032,290	925,702	-	1,957,992(B)	$ -
Not deducted from asset accounts:					
Accrued warranty cost	$ 45,927	89,898	-	70,329(C)	$ 65,496
Year ended March 31, 2003					
Deducted from asset accounts:					
Allowance for doubtful accounts:					
Accounts receivable	$ 33,054	-	-	4,298(A)	$ 28,756
Inventory obligations of certain customers, net	$ 111,727	255,983	-	-	$ 367,710
Inventory obsolescence reserve	$ 443,271	686,750	-	97,731(B)	$ 1,032,290
Not deducted from asset accounts:					
Accrued warranty cost	$ 35,169	105,144	-	94,386(C)	$ 45,927

Note (A) Uncollectible accounts written off, net of recoveries.
Note (B) Amounts written off or payments received on liquidation.
Note (C) Represents actual warranty payments for units returned under warranty.

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Board of Directors

William G. Rankin
Chairman of the Board,
President and Chief Executive Officer

Ernest H. Drew
Investor and Consultant

Stephen J. Roy
Principal
STL Capital Partners

Lieutenant General Jerome Granrud (ret.)
Consultant
The Spectrum Group

Donald W. Vanlandingham
Retired Chairman,
Ball Aerospace and Technology Corporation

Executive Officers

William G. Rankin
Chairman of the Board,
President and Chief Executive Officer

Donald A. French
Treasurer, Secretary and Chief Financial Officer

Ronald M. Burton
Vice President of Operations

Business Units

Product Engineering Center and Corporate Headquarters
UQM Technologies, Inc.
7501 Miller Drive
Frederick, CO 80530
Tel: 303-278-2002
Fax: 303-278-7007
www.uqm.com

Motor Manufacturing
UQM Power Products, Inc.
7501 Miller Drive
Frederick, CO 80530
Tel: 303-278-2002
Fax: 303-278-7007

Corporate Information

Auditors
Grant Thornton LLP
Denver, CO

Legal Counsel
Holme Roberts & Owen, LLP
Denver, CO

Investor Relations
For copies of the Company's annual and quarterly reports on Form 10-K and 10-Q at no cost, or for additional information, please contact:
Investor Relations
Tel: 303-278-2002
Fax: 303-278-7007
or visit our Web site at www.uqm.com

Transfer Agent
Computershare Trust Company, Inc.
350 Indiana Street Suite 800
Golden, CO 80401
Tel: 303-262-0600
Fax: 303-262-0603
inquire@computershare.com

Annual Meeting
Thursday, July 28, 2005
10 a.m. Mountain Daylight time
Westin Hotel Tabor Center
1672 Lawrence Street
Denver, CO 80202

Stock Listings
UQM Technologies, Inc. Common stock is listed on the American, Pacific and Chicago Stock Exchanges, under the ticker symbol UQM.

TECHNOLOGIES

7501 Miller Drive
P.O. Box 439
Frederick, Colorado 80530
(303) 278-2002 FAX (303) 278-7007
www.uqm.com